02 DEC -2 AM 8:12

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

02060198

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

SUPPL

Your reference File No. 82-5089
Our reference AC/ih
Date November 29, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Dear Sirs

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services to exit Zurich Warranty Management Services" dated November 26, 2002

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Haberling

Andres Christen

Enclosure

News Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services to exit Zurich Warranty Management Services

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, November 26, 2002 – Zurich Financial Services announces that Zurich Warranty Management Services, Ltd. (ZWMS) of Prestatyn, Wales, a subsidiary of Zurich Holding Company of American Inc., has entered into an agreement with Home Service (GB) Ltd., (Home Service) of Walsall, England, a company owned by South Staffordshire Group plc, whereby Home Service will provide administrative services to the warranty management portfolio of contracts from ZWMS. Terms and conditions of the agreement have not been disclosed.

This decision is in line with the action program Zurich announced on September 5, which is focusing Zurich's activities on core markets and core products capable of delivering sustainable and profitable growth. The transaction is expected to close on December 16, 2002. ZWMS is confident that its customers, suppliers and affinity partners will continue to enjoy a high level of service from Home Service.

ZWMS is doing everything it can to ensure that employees at Prestatyn – approximately 120 – are being treated fairly and will receive redundancy benefits as called for by law and the terms of any employee agreements. In addition, ZWMS will provide on-site job search assistance to employees, who also will be able to explore employment opportunities at Zurich Financial Services Groups' UKISA business division.

ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs well over 70,000 people.

For further information please contact:

Keith Owens
Public Relations Manager
Zurich North America
(847) - 762-7337
keith.owens@zurichna.com

or:

Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com

SWX Swiss Exchange/virt-x: ZURN